Exhibit 13.1
Annual Information Form
For the year ended December 31, 2010
March 30, 2011

Table of Contents
Annual Information Form for the year ended December 31, 2010

In this Annual Information Form, the terms “We”, “Us”, “Our”, “Company” and “Cascades” refer to Cascades Inc., its subsidiaries, divisions and its interests in joint ventures. Except as otherwise indicated, all dollar amounts are expressed in Canadian dollars. The information in this Annual Information Form is stated as at December 31, 2010, except as otherwise indicated, and except for information in documents incorporated by reference that have a different date.
Documents Incorporated by reference
The documents in the table below contain information that is incorporated by reference into this Annual Information Form.

Documents	Where they are incorporated in this Annual Information Form
Cascades Inc.’s 2010 Annual Report — Management’s discussion and analysis of financial position and operating results, NEAR-TERM OUTLOOK, page 22, RISK MANAGEMENT, page 30	Items 3.3, 4.61 and 4.9
Forward-Looking Statements
Certain statements in this Annual Information Form or in documents incorporated by reference, including statements regarding future results and performance, are forward-looking statements within the meaning of the “Safe Harbour” provision of the United States Private Securities Litigation Reform Act of 1995 based on current expectations. The accuracy of these statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions (See heading Business Risks).

Annual Information Form
Item 1 — Date of the Annual Information Form
This Annual Information Form (“AIF”) is dated as at March 30, 2010. Except as otherwise indicated, the information contained in this AIF is stated as at December 31, 2010.
Item 2 — Corporate Structure
2.1 Name and Incorporation of the Company
Cascades Inc. was incorporated under the name Papier Cascades Inc./Cascades Paper Inc. under the laws of the Province of Québec by letters patent issued on March 26, 1964. Supplementary letters patent were issued on March 11, 1968, July 4, 1979 and October 19, 1979 to amend the authorized capital stock and the restrictions and privileges attached to certain classes of shares of the Company.
Cascades was continued under the name Cascades Inc. under Part 1A of the Companies Act (Québec) by Certificate of Continuance dated October 26, 1982. Certificates of Amendment were issued on July 5, 1984, September 16, 1985 and May 13, 1986 to permit the subdivision of the Company’s Common Shares, as well as on July 15, 1992, July 24, 1992, December 17, 1992 and July 20, 1993 in order to modify the authorized share-capital and the restrictions and privileges of certain classes of shares of the Company.
On December 30, 2003, in accordance with Article 123.129 of the Companies Act (Québec), Cascades, by simplified amalgamation, merged with 9135-2591 Québec Inc., a wholly owned subsidiary of the Company. The articles of amalgamation and schedules as well as the composition of the Board of Directors of the new company following the amalgamation are exactly the same as those of Cascades Inc. prior to the amalgamation.
Since February 14, 2011, all Québec corporations currently governed by Part IA of the Companies Act (Québec) are automatically governed by the Business Corporations Act (Québec). Consequently, Cascades is now governed by the Business Corporations Act (Quebec).
The head office and corporate offices of Cascades are located at 404 Marie-Victorin Blvd., Kingsey Falls (Québec) J0A 1B0. Cascades also has executive offices located at 772 Sherbrooke Street West, Suite 100, Montréal (Québec) H3A 1G1. We maintain a web site at www.cascades.com.
2.2 Intercorporate Relationships
The following list sets out the principal wholly-owned subsidiaries of Cascades which represented more than 10% of the Company’s consolidated assets or more than 10% of the Company’s consolidated sales and operating revenues and their respective jurisdiction of incorporation as at December 31, 2010:

Jurisdiction of
Corporate Name	Incorporation

Cascades Canada Inc.	Canada
Cascades USA Inc	Delaware
Dopaco, Inc.	Pennsylvania
Norampac Holding US Inc.	Delaware
Item 3 — General Development of the Business
3.1 Three Year History
Financing activities
Bank Financing
On December 29, 2006, a syndicate of banks provided the Company with new $850 million credit facilities consisting of : i) $650 million five-year secured revolving credit facility maturing in December 2011; ii) a $100 million secured term facility maturing in October 2012; and iii) a six-month $100 million unsecured revolving credit facility, which was reimbursed prior to the due date (the “Credit Agreement”). The Company’s obligations under this revolving credit facility are secured by all inventory and receivables of the Company and its North American subsidiaries and by the property, plant, and equipment of five of its mills.
On June 27, 2007, the Company amended its Credit Agreement to add a new twelve month unsecured revolving credit facility in the amount of $100 million, said credit facility having been renewed on May 22, 2008 for another twelve month period.
On February 13, 2009, Cascades amended its existing bank Credit Agreement. Under the terms of the amendment, the financial covenants, namely the maximum funded debt to capitalization ratio of 65% and the minimum interest coverage ratio of 2.25x, remained unchanged until maturity in October 2012 and the variable interest rate applicable to borrowings outstanding was increased by 200 basis points. The amendment also cancelled the unsecured revolving credit facility in the amount of $100 million that was originally scheduled to terminate in June 2009. The amount of the Company’s secured revolving credit and term facilities ($750 million and $100 million respectively) and their maturity dates (December 2011 and October 2012 respectively) remained unchanged.
On February 10, 2011, under the amended and restated Credit Agreement, the Company consolidated the existing revolving and term credit facilities into a new $750 million revolving credit facility maturing in February 2015. At Cascades’ current senior secured debt rating, the new

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credit facility will accrue interest at market rates plus a margin of 212.5 bps. Standby fees will amount to 22.5% of the applicable margin. The existing financial covenants, namely the maximum funded debt to capitalization ratio of 65% and the minimum interest coverage ratio of 2.25x, remain unchanged.
High Yield Financing
On November 19, 2009, the Company issued US$500 million aggregate principal amount of 7.75% Senior Notes due 2017 and CAN$200 million aggregate principal amount of 7.75% Senior Notes due 2016. The US$ notes were issued at a price of 98.534% of their principal amount and the CAN$ notes were issued at a price of 98.670% of their principal amount, both resulting in an average interest rate yield of 8%. On December 9, 2009, the Company also completed a US$250 million aggregate principal amount of 7.875% Senior Notes due 2020. These notes were issued at a price of 98.293% of their principal amount to yield 8.125%.
The Company used the gross proceeds from these offering of notes to fund the purchase of the Company’s outstanding Senior Notes maturing in 2013. The Company used the remaining proceeds of the offering to pay fees and expenses in connection with the offering and the tender offer and to reduce indebtedness outstanding under the revolving portion of the Company’s credit facility.
In 2009, the Company purchased for a total consideration of US$732 million, including a premium of US$13 million, a total of US$530 million aggregate principal amount of 7.25% notes and US$189 million aggregate principal amount of 6.75% notes due 2013, leaving outstanding approximately US$116 million aggregate principal amount of 7.25% notes and US$61 million aggregate principal amount of 6.75% Notes as at December 31, 2009.
In 2010, the Company purchased for a total consideration of US$162 million, including a premium of US$3 million, a total of US$107 million aggregate principal amount of 7.25% notes and US$52 million aggregate principal amount of 6.75% notes due 2013. Approximately US$9 million aggregate principal amount of 7.25% notes and US$9 million aggregate principal amount of 6.75% notes remain outstanding as at December 31, 2010.
Corporate Activities
Boxboard Group
On September 13, 2007, Cascades entered into a Combination Agreement with Reno de Medici S.p.A. (“RdM”), a publicly traded european company based in Milan (Italy), which produces recycled boxboard (the “Agreement”). As a result of this Agreement, the Company contributed its recycled boxboard manufacturing assets, located in Blendecques, France, and Arnsberg, Germany, as well as its sheeting centre in Wednesbury, U.K., in exchange for 115.6 million shares or 30.63% of outstanding shares in RdM. The Agreement also provides, among other things, that RdM and Cascades are granted an irrevocable Call Option or Put Option, respectively, to purchase two European virgin boxboard mills of Cascades. In addition to this Agreement, in 2010, the Company entered into a put and call agreement with Industria E Innovazione (“Industria”) whereby Cascades has the option to buy all of the shares held by Industria in the capital stock of RdM (which represents 9.07% of the outstanding shares of RdM). Once the Company owns more than 40.93% of the shares of RdM and the purchase option becomes enforceable, i.e. on March 1st, 2011, Cascades will fully consolidate the results and financial position of RdM. As at March 14, 2011, the Company owned 40.83% of the shares of RdM.
On September 15, 2008, Cascades announced that it had completed the sale of the assets of Scierie Lemay Inc. to Produits Forestiers Arbec S.E.N.C. for a counterpart of $6 million paid in cash and a contingent consideration of $2 million.
On March 11, 2011, Cascades announced that it had entered into an agreement for the sale of Dopaco, Inc., its converting business for the quick-service restaurant industry, to Reynolds Group Holdings Limited for a cash consideration of US$400 million. The transaction is expected to close by the end of April 2011, subject to the satisfaction of customary conditions and regulatory approvals.
Containerboard Group (Norampac)
On March 18, 2008, Cascades’ management announced the reorganisation of its North American boxboard and containerboard operations. This reorganisation was intended to enhance the sharing of technology while creating a larger packaging group that would be able to respond to the needs of customers in Canada and in the United States.
On July 2, 2008, Cascades, through its Containerboard Group Division (Norampac), announced the closure of its Toronto boxboard mill for an indefinite period of time. Nearly 140 employees were affected by this closure. The Toronto mill had an annual production capacity of coated recycled boxboard of approximately 183,000 short tons. This decision was taken to mitigate the negative impacts of several factors such as high labour costs, growing fibre supply costs and rising energy costs. In 2010, the Company reviewed the status of some equipment of the mill that was not in service and concluded that the reopening was unlikely and recorded an impairment charge of $9 million.
On April 2, 2009, Cascades announced the termination of the production activities at its Québec City based corrugated products plant, due to an important reduction of the business volume and to unfavourable economic factors. The closure was completed in November 2009 and nearly 145 employees were affected by the closure. Production activities were redirected to other Québec based corrugated products plants.
On March 3, 2010, Norampac — Saskatoon ceased its production activities at its corrugated products plant, due to unfavourable economic factors, a lack of demand and increased operating costs. The closure was completed April 30, 2010 and nearly 20 employees were affected by the closure. Production activities were redirected to the Norampac — Winnipeg plant.
On February 21, 2011, Cascades announced the sale of its Norampac Avot-Vallée S.A.S. mill, located in France, specialized in the manufacturing of containerboard made of 100% recycled fibers. Total consideration is $15 million (€11 million) of which $7 million (€5

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million) was received at closing and the remaining balance to be received over a maximum of 3 years. This mill produced more than 145,000 tons yearly and employed approximately 160 employees. The transaction was completed on March 1, 2011.
On March 10, 2011, Cascades announced the definitive closure of the Norampac — Leominster, Massachusetts box plant. The production of this plant specialized in the converting of corrugated products, will be progressively redirected towards the Thompson Connecticut plant and other Norampac facilities in the Northeastern United States. Nearly 100 employees are affected by the closure of the plant that should occur on May 27, 2011.
Specialty Products Group
On January 7, 2008, Cascades concluded the sale of its Greenfield S.A.S. french deinking mill to Argowiggins, a subsidiary of Sequana Capital, for a counterpart of $41 million (€28 million).
On September 22, 2009, Cascades announced the acquisition of the Canadian assets of Sonoco Recycling, as well as the US recovery assets of Yorkshire Paper Corporation through its subsidiary Cascades Recovery Inc. (formerly known as Metro Waste Paper Recovery Inc.) for a total consideration of $1 million and $3 million respectively. Both companies provide the consumer products sector with on-site collection services of recyclable materials, such as corrugated containers, paper and plastics.
Tissue Group
On July 2, 2008, Cascades announced a $15 million investment towards the acquisition of a high-tech conversion line for its Lachute (Québec) tissue paper plant. This investment will contribute to stepping up the production capacity of the plant, improving product quality and improving competitiveness which will enable the Company to better serve its industrial and institutional customers.
On August 31, 2009, Cascades announced the acquisition of the tissue business assets of Atlantic Packaging Products Ltd. based in Ontario. This acquisition for approximately $61 million should enable Cascades to increase its annual production capacity by 64,000 short tons of recycled paper and its converting capacity by approximately 70,000 short tons.
On March 10, 2010, the Company acquired the converting tissue business assets of Atlas Paper Bag Company Ltd., based in Ontario, for a counterpart of $3 million.
On March 4, 2011, Cascades announced an investment of $20 million, net of government grants, for the installation and the start-up of a new technology at its Candiac tissue paper mill to produce a superior quality tissue paper with less recycled fibres. This new technological addition will allow Cascades to manufacture tissue products with fewer fibres, less energy, less water and fewer chemical products than in any other paper manufacturing process.
3.2 Significant Acquisitions
No significant acquisition was completed by the Company during the financial year ended December 31, 2010 for which disclosure would have been required under Part 8 of National Instrument 51-102 of the Canadian Securities Administrators, namely the filing of a Business Acquisition Report.
3.3 Trends
Reference is made to Management’s Discussion and Analysis in the 2010 Annual Report, specifically on page 22 under the heading “NEAR-TERM OUTLOOK”, which is incorporated by reference.
Item 4 — Description of the Business
4.1 General
Established in 1964, Cascades is the parent company of a North American and European group of companies involved in the production, conversion and marketing of packaging products and tissue papers principally composed of recycled fibre. In 2010, including its equity investment in Reno De Medici S.p.A., Cascades consumed approximately 3.5 million short tons of fibre and pulp. Recycled fibre, wood fibre (chips and logs) and pulp respectively accounted for 75%, 18% and 7% of the total fibre and pulp consumption. Cascades obtains most of its supply of recycled fibre through its own recovery network as well as through mid- to long-term agreements with independent suppliers. Cascades obtains its supply of wood fibre and pulp through contractual agreements with independent sawmills, timberland owners and pulp producers.
Cascades conducts its business principally through two operating sectors, namely:
1)	The Packaging Products sector which includes:
i)	The Boxboard Group, a manufacturer of premium coated boxboard and folding cartons;

ii)	The Containerboard Group, a manufacturer of containerboard and leading converter of corrugated products; and

iii)	The Specialty Products Group, which manufactures specialty papers, industrial packaging and consumer product packaging and is also involved in recovery and recycling.
2)	The Tissue Papers sector operates units that manufacture and convert tissue paper for the away from home and consumer products markets.
These two sectors include over 110 operating units located in Canada, the United States and Europe and employ more than 12,300 employees. 46% of the manpower is unionized under 46 separate collective bargaining agreements.
This structure, which focuses on the groups autonomy, decentralizes authority while allowing continuous exchanges between sectors and a better coordination of all of the operations. Cascades sets strategic guidelines and ensures that corporate policies concerning acquisition

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and financing strategies, legal affairs, human resources management and environmental protection are applied by the subsidiaries, divisions and affiliated companies.
4.2 Industry Sector Information
4.2.1 Packaging Products Sector
The packaging products sector is divided into three groups of activities: the Boxboard Group, the Containerboard Group and the Specialty Products Group.
4.2.1.1 Boxboard Group
In North America, the Boxboard Group operates three mills that produce premium coated boxboard for conversion into folding cartons and micro-flute packaging, with a total annual production capacity of 356,000 metric tonnes. These three mills are located in Canada and the American northeast. Recycled fibre accounts for approximately 80% of their total pulp and fibre consumption. The Boxboard Group purchases all of its needs in virgin fibre in Québec, and purchases the third of its recycled fibre in Canada and the rest in the United States. Also vertically integrated downstream via its Folding Carton Division, the division’s five plants, one in Québec, two in Ontario, one in Manitoba and one in Kentucky in the United States annually convert some 78,000 metric tonnes a year supplied mainly by its Canadian boxboard mills. These plants design, develop and produce packaging solutions that meet the specific needs of companies focused on food and consumer products, including beverages, dry food, frozen and perishable food, and health and beauty care.
A leading producer of cups and folding cartons for quick service restaurants in North America through its wholly owned subsidiary, Dopaco, Inc. (“Dopaco”), it operates six plants (two in Ontario and four in the United States) and converts some 169,000 tonnes of boxboard a year, which mostly comes from Cascades’ boxboard mills. It also holds an interest in a joint venture in the United States, Union Packaging, LLC. On March 11, 2011, Cascades announced that it had entered into an agreement for the sale of Dopaco. Refer to Corporate Activities on page 2 of this Annual Information Form.
In 2010 and 2009, the Boxboard Group’s sales in North America respectively amounted to $809 million and $856 million. In 2010, the sales in regards to the mills activities amounted to $257 million, compared to $249 million in 2009, while the sales related to folding cartons, including Dopaco, amounted to $633 million compared to $692 million in 2009. 66% of the consolidated sales of the Boxboard Group were generated in the United States and 34% in Canada. Sales in the amount of $9,6 million were made to Corpap, Inc., a company held by Cascades at 33.33%. Products are delivered to customers by truck, rail or a combination of both. As at December 31, 2010, the Boxboard Group employed more than 2,400 employees in 15 facilities in North America.
In Europe, the Boxboard Group operates two mills, one in France and one in Sweden that produce coated boxboard made of virgin fibre. With a total annual production capacity of 222,000 metric tonnes, these two plants employ close to 500 employees. The Company also holds a 39.66% investment in Reno de Medici S.p.A, the second largest European producer of recycled coated boxboard with eight mills and an annual production capacity of 1,010 billion metric tonnes.
The following table lists the manufacturing and converting plants owned by the Boxboard Group, the approximate annual production capacity of the facilities or shipments and the products manufactured or the operations carried out therein, as the case may be, in 2010:

		Annual capacity or
Facilities	Products / Services	Shipments
Manufacturing		Annual capacity in metric tonnes
Jonquière, Québec	From 100% virgin to 100% recycled coated boxboard	144,000
East Angus, Québec	100% recycled coated boxboard	72,000
Versailles, Connecticut	100% recycled coated boxboard	140,000
LaRochette, France	Coated boxboard	160,000
Cascades Djupafors A.B., Sweden	Coated boxboard	62,000
Converting		Shipments in metric tonnes
Mississauga, Ontario	Processing and printing of boxboard for folding cartons	20,000
Cobourg, Ontario	Processing and printing of boxboard for folding cartons	12,000
Winnipeg, Manitoba	Processing and printing of boxboard for folding cartons	18,000
Lachute, Québec	Processing and printing of boxboard for folding cartons	12,000
Hebron, Kentucky	Processing and printing of boxboard for folding cartons	16,000
Dopaco, Inc., Pennsylvania, California, North Carolina, Illinois and Ontario	Packaging products for the quick-service restaurant industry	169,000 (1)

(1)	In March 2011, the Company entered into an agreement for the sale of Dopaco, Inc.

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4.2.1.2 Containerboard Group
The Containerboard Group, conducting business under the name Norampac, employs close to 4,000 employees in its 31 containerboard mills and corrugated products converting plants in Canada, the United States and France. This network produces a broad range of products for sale to both regional and national customers in a variety of industries, including the food, beverage and consumer products industries. Seven linerboard and corrugated medium mills in Canada, the United States and France have a combined annual production capacity of 1.2 million short tons, dedicated to specialty papers such as white-top linerboard. The products manufactured by the seven manufacturing mills consist of 23% linerboard and 77% corrugating medium. Excluding swaps, approximately 63% of their North American output was converted by Norampac’s 24 corrugated products converting plants, strategically located across Canada and the Northeastern United States in 2010. The Containerboard Group purchases all of its needs in virgin fibre in Québec and Ontario, and purchases the third of its recycled fibre in the United States and the rest in Canada. Products are delivered mainly by truck, rail or a combination of both.
In 2010, consolidated sales of this group amounted to $1.086 billion, compared to $1.062 billion in 2009, mainly allocated as follows: the containerboard mills sales amounted to $584 million, compared to $517 million in 2009, while the corrugated products sales amounted to $839 million, compared to $857 million in 2009. 64% of the consolidated sales were made in Canada, 27% in the United States and 9% outside of North America. Sales in the amount of $18.3 million were made to Niagara Sheets, LLC, held by the Company at 24.5%, while $3.2 million of sales were made to New England Sheets, LLC, held by Cascades at 18.18%. Its own sales force carries out the sales of this group together with sales agents for export purposes.
The following table lists the mills and converting plants of the Containerboard and Corrugated Products Group and the approximate annual production capacity or shipments of each facility as well as the products manufactured or, where applicable, their activities in 2010:

		Annual capacity or
Facilities	Products / Services	Shipments
Containerboard		Annual Capacity in short tons
Norampac Industries Inc., Niagara Falls Division, New York	100% recycled corrugating medium	275,000
Norampac Avot Vallée SAS, France	100% recycled corrugating medium and linerboard	155,000 (1)
Kingsey Falls, Québec	100% recycled linerboard	103,000
Cabano, Québec	Corrugating medium in various basis weights	242,000
Trenton, Ontario	Corrugating medium in various basis weights	194,000
Mississauga, Ontario	100% recycled linerboard	173,000
Burnaby, British Columbia	100% recycled corrugating medium and gypsum paper	128,000
Corrugated Products		Shipments in square feet
Newfoundland, St. John’s	Corrugated packaging	130,000,000
Moncton, New Brunswick	Corrugated packaging	300,000,000
Drummondville, Québec	Corrugated packaging	907,000,000
Victoriaville, Québec	Corrugated packaging	297,000,000
Vaudreuil, Québec	Corrugated packaging	824,000,000
Viau, Montréal, Québec	Corrugated packaging	895,000,000
Le Gardeur, Québec	Corrugated packaging and pallets	69,000,000
Belleville, Ontario	Corrugated packaging	250,000,000
Etobicoke, Ontario	Corrugated packaging	426,000,000
Jellco, Barrie, Ontario	Corrugated packaging	96,000,000
Peterborough, Ontario	Corrugated, packaging and pallets	85,000,000
St-Mary’s, Ontario	Corrugated packaging	841,000,000
OCD, Mississauga, Ontario	Corrugated packaging	783,000,000

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		Annual capacity or
Facilities	Products / Services	Shipments
Vaughan, Ontario	Corrugated packaging	1,894,000,000
North York, Ontario	Single face sheets, corrugated packaging and display operations	43,000,000
Lithotech, Scarborough, Ontario	Single face laminate	173,000,000
Winnipeg, Manitoba	Corrugated packaging	476,000,000
Saskatoon, Saskatchewan	Corrugated packaging	5,000,000	(2)
Calgary, Alberta	Corrugated packaging	562,000,000
Richmond, British Columbia	Corrugated packaging	438,000,000
Norampac New York City Inc., New York	Corrugated packaging	769,000,000
Norampac New England Inc., Leominster Division Massachusetts	Corrugated packaging	502,000,000	(3)
Norampac Schenectady Inc. New York	Corrugated packaging	604,000,000
Norampac Industries, Inc., Lancaster Division New York	Corrugated packaging	375,000,000
Norampac New England Inc., Thompson Division Connecticut	Corrugated packaging	195,000,000
Services
Art & Die, Etobicoke, Ontario	Graphic art and printing plates	N/A

(1)	In February 2011, Norampac Avot-Vallée SAS was sold.

(2)	In March 2010, the Saskatoon plant ceased its activities.

(3)	In March 2011, the Leominster plant ceased its activities.
4.2.1.3 Specialty Products Group
The Specialty Products Group operates in four main sectors of activity, namely : industrial packaging, consumer product packaging, specialty papers, as well as in recovery and recycling. This group operates 48 facilities located in North America and Europe, including 23 recovery centers in Canada and the United States. It employs more than 2,600 employees. In 2010, sales of this group amounted to $880 million, compared with $769 million in 2009.
a) Industrial Packaging
Cascades Conversion Inc., Converdis Inc. and Cascades Sonoco Inc., joint venture companies, convert uncoated board, obtained in part within the Cascades network, into industrial packaging materials for the pulp and paper industry, such as roll headers and paperboard packaging for rolls of newspaper. Cascades Conversion Inc. manufactures as well a unique model of heat plate for sealing roll edges. The sales for these mills are handled by their own sales force. In 2010, one customer accounted for 11% of sales and the principal geographic market is the United States with 67%, followed by the province of Québec at 21% and by other Canadian provinces at 12%.
Cascades Rollpack S.A.S operates two plants in France at Saulcy-sur-Meurthe and Châtenois, which manufacture roll headers made of linerboard and uncoated paperboard obtained from within the European paper mills. The sales of these mills are made through their own sales forces. In 2010, the largest customer accounted for 12% of the products sold and the principal geographic market is Europe, with France at 37%, Germany at 26%, Switzerland at 6% and other various countries at 31%.
Cascades Multi-Pro, located in Drummondville (Québec) manufactures laminated boards used in many industrial sectors as well as honeycomb paperboard. Cascades Enviropac in Berthierville, St. Cesaire (Québec) and Toronto (Ontario) as well as Cascades Enviropac HPM LLC in Grand Rapids (Michigan) manufacture honeycomb paperboard used as industrial packaging in general. In St. Cesaire, Enviropac also manufactures partition products for the beer and wine markets, and glass containers. The sales for these mills are handled by internal and external sales representatives. In 2010, their most important customer accounted for 7% of sales and the principal geographic market is the United States at 47% followed by the province of Ontario with 30%, Québec at 21%, and by other Canadian provinces with 2%. The supply of uncoated board is principally obtained within the Cascades network.
Cascades Papier Kingsey Falls (Québec) produces uncoated board using 100% recycled fibre. This board is used mainly by converters specializing in away from home packaging such as headers and wrappers for the paper industry as well as spacers and partitions used to package products. This division produces approximately 92,000 metric tonnes of which 52% is sold to affiliated companies while the balance is sold to third parties of which three represent respectively 6%, 4% and 4% of sales. 50% of total sales are made to customers located in

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Québec, followed by the United-States with sales at 32%. Raw material is sourced principally in Québec (96%), as well as in Ontario (3%). Products are delivered principally by, in order of importance: by truck, rail, and ships.
The following table lists the main mills of the industrial packaging products sector and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2010 :

Facilities	Products	Annual capacity in metric tonnes
Cascades Conversion Inc. Kingsey Falls, Québec	Roll headers and packaging products	65,000
Converdis inc. Berthierville, Québec	Packaging products	50,000
Cascades Sonoco Inc., Birmingham Alabama	Roll headers and packaging products	50,000
Cascades Sonoco Inc., Tacoma Washington	Roll headers and packaging products	30,000
Cascades Rollpack S.A.S., Saucy-sur- Meurthe and Châtenois, France	Roll headers and packaging reams	30,000
Cascades Multi-Pro Drummondville, Québec	Sheeting, dividers, laminated board and honeycomb packaging products	15,000
Cascades Enviropac, Berthierville and St. Cesaire, Québec	Honeycomb packaging products	8,000
Cascades Enviropac — Toronto Ontario	Honeycomb packaging products	6,000
Cascades Enviropac HPM LLC Grand Rapids, Michigan	Honeycomb packaging products and other packaging products	10,000
Cascades Papier Kingsey Falls Québec	Uncoated board	93,000
b) Consumer Product Packaging
Two mills manufacture moulded pulp products, Cascades Forma-Pak in Kingsey Falls (Québec) and Cascades Moulded Pulp, Inc., in North Carolina (United States). The manufactured moulded pulp products are primarily destined for poultry farms and the quick-service restaurant business in Canada (19%) and the United States (81%). This sector of the Specialty Products Group produces mainly filler flats designed for egg processors, trays and specialty packaging products. Sales representatives and a network of sales agents serve customers; seven of whom represent 58% of sales. Raw material for these moulded pulp products is composed of 100% recycled material.
Plastiques Cascades, located in Kingsey Falls (Québec), and Cascades Plastics Inc., located in Warrenton (Missouri), specialize in the food industry, notably, packaging for the quick-service restaurant business and specialty packaging for the meat processing industry. The principal raw material used is polystyrene. Sales representatives and a network of sales agents serve Canada and the United States.
Plastiques Cascades — Re-Plast, located in Notre-Dame-Du-Bon-Conseil (Québec), recycles waste plastic generated by selective collection and industrial waste. The principal products are building construction boards, 100% recycled plastic or wood-plastic composite commercialized under the name Perma-Deck®, manufactured from post-consumer and post-industrial recycled plastic and wood residue. A variety of outdoor furnishings for outdoor use, commercialized under the name Urbain Design®, completes this list. Products are sold through sales agents, manufacturing agents and distributors.
Cascades Inopak located in Drummondville (Québec), specializes in the thermo moulding of rigid sheets of plastic and moulding by injection. Its principle products are wrappers for packaging coins sold under the trade name Plastichange® and a complete line of multi-use containers known under the trade marks Benpac™ and VuPack™ for the consumer products sale and packaging of food and industrial products such as products under the trade mark Frig-O-Seal®. Products are sold through distributors and agents. The principal raw materials used are P.E.T., polypropylene, clear polystyrene, PVC and the compostable plastic P.L.A.
Sales for these consumer product packaging units are allocated as follows :

Territory	2009	2010
Québec	46%	46%
Ontario	14%	15%
The rest of Canada	2%	4%
United States	38%	35%

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The following table lists the mills in the consumer product packaging sector and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2010 :

		Annual capacity
Facilities	Products	in kilograms
Plastiques Cascades Kingsey Falls, Québec	Polystyrene foam containers	9,500,000
Cascades Plastics Inc. Warrenton, Missouri	Polystyrene foam containers	5,000,000
Plastiques Cascades — Re-Plast Notre-Dame-du-Bon-Conseil, Québec	Park furniture, patio and balcony planks, plastic lumber	6,000,000
Cascades Inopak Drummondville, Québec	Coin wrappers, multi-use packaging	5,000,000
Cascades Forma-Pak Kingsey Falls, Québec	Filler flats, trays, specialty packaging products	14,500,000
Cascades Moulded Pulp, Inc., Rockingham, North Carolina	Filler flats, trays and specialty packaging products	6,000,000
c) Specialty Papers
Cascades Lupel, located in Trois-Rivières (Québec) manufactures backing for vinyl flooring sold under the trademarks Endorex™ and Absorbak™. Sales for these units are made primarily in the United States (74%), Canada (20%) and in Mexico and Europe (6%). The products are delivered principally by truck. The mill’s annual production capacity is 55,000 metric tonnes. The raw materials are easily available and the mill sources 69% of its needs from the United States, the remainder is sourced in Canada. Three customers accounted for respectively 46%, 28% and 19% of sales.
The Cascades East Angus (Québec) mill manufactures several types of specialized kraft paper such as butcher paper, paper for envelopes, paper for asphalt coating and paper which withstands grease or moisture. These types of specialty paper allow the unit to maintain a competitive share within the kraft paper market. The annual capacity of this mill is 100,000 metric tonnes. The majority of its sales are in the United States (70% in 2010). Products are delivered principally by truck. Its most important customer accounts for 12% of sales. Its products may contain 0% to 100% of recycled fibre depending on customer requirements. By increasing its bark steam production (53%), this mill substantially reduces its costs, compared to natural gas and oil production users.
Cascades Auburn Fibre (Maine), with an annual capacity of 75,000 metric tonnes, manufactures from waste paper material a high-gloss de-inked pulp used for the production of tissue and fine paper. 26% of sales are made in the United States and 74% are made in Canada. In 2010, 46% of the output of this facility was used by the operating units within the Cascades Group, from which 30% was used by the Rolland Division of the Cascades Fine Papers Group Inc. Within the remaining 54% of sales, one customer accounted for 24%.
Cascades Fine Papers Group Inc., Rolland Division operates a plant in Saint-Jérôme (Québec) and manufactures over 100 types of uncoated fine paper. Aside from paper destined for copying, business forms and envelopes, this division is increasingly involved in the niche markets for high-end recycled paper and specialty paper for commercial and security printing. The Rolland Division paper products are made from virgin fibre (41%) and recycled fibre (59%). The products are sold under such names as Rolland Enviro100™, Rolland Opaque50™, Rolland Hitech50™, ReproPlusBrite®, Superfine Linen Record™, Colonial Bond™ and Security Papers™. Through its sales representatives, the Rolland Division sells 58% of its products in Canada, 37% in United States and 5% in export. Two customers respectively accounted for 26% and 17% of sales.
The Breakey Fibres Division, located in Sainte-Hélène-de-Breakey (Québec) operates a mill specializing in the production of high-end de-inked kraft pulp, a product that meets an increasing demand for uncoated fine papers containing recycled fibre. The Breakey Fibres Division is supplied with waste paper coming from Eastern Canada and from the United States. In 2010, almost 80% of the output of this facility was used at the Rolland Division and 19% by operating units within the Cascades Group. The remaining production is sold on the open market.
The Converting Centre Division, located in Saint-Jérôme (Québec), owns and operates a sheeting centre with an annual capacity of 115,000 short tons. The Centre offers warehousing services with a capacity of 7,000 short tons. It offers sheeting, warehousing and distribution services to the other divisions of the specialized papers sector as well as to outside customers.
The following table lists the mills of the specialized papers sector and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2010 :

Annual Information Form

Annual capacity
(MT: metric tonnes
Facilities	Products / Services	ST: short tons)
Cascades Lupel Trois-Rivières, Québec	Manufacture of backing for vinyl flooring	55,000 MT
Cascades East Angus, Québec	Manufacture of kraft paper	100,000 MT
Cascades Auburn Fibre, Maine	Manufacture of kraft de-inking pulp	75,000 MT
Cascades Fine Papers Group Inc., Rolland Division Saint-Jérôme, Québec	Manufacture of uncoated fine paper	155,000 ST
Cascades Fine Papers Group Inc., Breakey Fibres Division Sainte-Hélène-de-Breakey, Québec	Manufacture of de-inked kraft pulp	75,000 MT
Cascades Fine Papers Group Inc., Converting Center Division Saint-Jérôme, Québec	Converting of fine papers, kraft and chipboard	115,000 ST
d) Recovery and Recycling
Cascades Recovery, with its recovery centers located in Lachine and Drummondville (Québec) and its brokering activities handled in 2010 more than 72,000 metric tonnes of recyclable materials, of which 70,000 metric tonnes were fibres. In this same period, 98% of its sales were in Canada, and 2% in the United States. Most of its business is done within the Cascades Group or its partners. Waste paper supply is mainly obtained from industrial, commercial and institutional users.
Cascades Recovery Inc. (formerly known as Metro Waste Paper Recovery Inc.), owned by Cascades at 73%, provides services to recover and process discarded materials for municipal, graphic, industrial, commercial, consumer products and institutional sectors. Services are offered across Canada and the North East United States with 21 recovery facilities in 14 markets. Marketing and brokerage offices are located in Boston (Massachusetts), Charlotte (North Carolina), Chicago (Illinois) and Montreal, Toronto, and Vancouver. In 2010, the group shipped over 1.4 million metric tons of secondary materials through its 21 processing facilities and brokerage business with 59% of sales in Canada, 31% in the United States and 10% at export.
4.2.2 Tissue Papers Sector
The Tissue Papers Group is a manufacturer, converter and marketer of a wide variety of products mainly made from recycled fibre and intended for the away from home and consumer products markets. Its lines of bathroom tissue, facial tissue, paper towels, paper hand towels, paper napkins and other related products are sold under the labels Decor®, North River®, Cascades® and Wiping Solutions® in the away from home Canadian and American markets. In the consumer products market, products are principally marketed under private labels and under the label Cascades® in Canada and Nature’s Choice® and under some secondary marks in the United States. In 2010, one client accounted for 18% of sales in the consumer products market. In addition, the Tissue Group also sells parent rolls of bathroom tissue, paper towels, paper hand towels and specialty papers to a large number of converters. One client accounted for 62% of parent roll sales. In 2010, one client accounted for 15% of overall sales in the consumer products, away from home markets, and parent rolls. Products are sold principally through sales representatives, and are delivered by truck.
The Tissue Group’s sales for 2010 amounted to $858 million compared to $840 million in 2009. In 2010, Tissue Group’s production was sold as follows: in the United States, 65% and in Canada, 35%. The Canadian mills generated 77% of the total revenue in Canada and 23% in the United States. The American mills generated 95% of the total revenue in the United States. 17 manufacturing and converting plants employ more than 2,000 employees.
The Candiac plant in Québec manufactures tissue paper made from recycled fibre and converts it into bathroom tissue, paper towels and paper napkins. These products are mainly sold in the consumer products market as well as the away from home markets, both in Canada and in the United States. The production not converted at the Candiac mill is transferred to the Laval, Lachute (Québec) and Waterford (New York) plants or is sold in parent rolls to other converters.
The Lachute plant in Québec specializes in the manufacturing and converting of industrial use paper hand towels and converting of industrial use bathroom tissue. These products are mainly destined to the Canadian and American away from home markets. The production not converted is transferred to the Rockingham (North Carolina) plant.
The Laval plant in Québec specializes in the converting of tissue paper into paper napkins for the Canadian and American food and fast food industries.
The Kingsey Falls plant in Québec manufactures tissue paper made from recycled fibre and converts it into bathroom tissue, paper towels, paper hand towels and facial tissue. These products are mainly sold in the consumer products market as well as the away from home markets, both in Canada and the United States. The production not converted is transferred to the Laval (Québec) and Waterford (New York) plants or is sold in parent rolls to other converters.

Annual Information Form
The Toronto plant in Ontario converts tissue paper made of recycled fibre into bathroom tissue, paper towels, paper napkins and facial tissue. These products are mainly sold in the Canadian and American consumer products market as well as in away from home markets.
The two Toronto PM mills in Ontario produce parent rolls made of 100% recycled fibre. The production is transferred to the Toronto (Ontario) and Waterford (New York) plants or sold to other converters.
Cascades Tissue Group — North Carolina, with its Rockingham plant, manufactures tissue paper made from recycled fibre and converts it into bathroom tissue, paper towels, paper hand towels, paper napkins and facial tissue. These products are mainly sold in the American away from home markets. The production not converted is transferred to the Laval (Quebec), Waterford (New York) and Best Diamond (North Carolina) plants or sold to other converters..
Cascades Tissue Group — IFC Disposables Inc.’s plant is located in Brownsville (Tennessee) and specializes in the converting of tissue papers into industrial wipes sold in the away from home markets in the United States.
Cascades Tissue Group — Wisconsin’s plant, in Eau-Claire, manufactures tissue paper made from recycled fibre and converts it into bathroom tissue, paper towels, facial tissue and paper napkins. These products are mainly sold in the consumer products market in the United States. The non-converted production is sold in parent rolls to other converters.
Cascades Tissue Group — Pennsylvania, with plants in Ransom and Pittston, manufactures tissue paper made from recycled fibre and converts it into bathroom tissue, paper towels, facial tissue and paper napkins. These products are mainly sold in the consumer products market in the United States. The non-converted production is transferred to the Waterford (New York), Kingsey Falls (Quebec) and IFC plants or is sold in parent rolls to other converters.
Cascades Tissue Group — Oregon, in St-Helens, produces parent rolls made of 100% virgin fibre. The production is transferred to the Kingman (Arizona) plant or is sold to other converters.
The Waterford Division of Cascades Tissue Group — New York Inc. specializes in the conversion of tissue paper into bathroom tissue, paper towels, paper napkins and industrial use paper hand towels. These products are mainly sold in the consumer products market as well as the away from home markets in the United States. The Mechanicville (New York) Division produces parent rolls made from recycled fibre. The production is transferred to the Waterford Division (New York) or is sold to other converters.
Cascades Tissue Group — Arizona Inc. operates a plant in Kingman, and specializes in the conversion of tissue paper into bathroom tissue, paper towels, paper hand towels and paper napkins. These products are mainly sold in the consumer products market in the United States.
The Memphis plant of Cascades Tissue Group — Tennessee Inc. produces parent rolls of tissue paper made from recycled fibre. The production is transferred to the Kingman (Arizona) plant or sold to other converters.
Best Diamond Packaging, LLC, a joint venture, operates a plant in Kinston, North Carolina, and specializes in the conversion of tissue paper into paper hand towels for the American food and quick-service restaurant markets.
The following table lists the plants and mills of the Tissue Group and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2010:

		Annual capacity in
Facilities	Products / Services	short tons
Manufacturing / Converting
Candiac, Québec	Paper towels, bathroom tissue, paper napkins	77,000
Lachute, Québec	Paper hand towels, bathroom tissue	43,000
Kingsey Falls, Québec	Paper towels, facial tissue, bathroom tissue, paper hand towels	113,000
Cascades Tissue Group — North Carolina, Rockingham	Paper towels, facial tissue, bathroom tissue, paper napkins, paper hand towels	63,000
Cascades Tissue Group — Wisconsin, Eau Claire	Paper towels, bathroom tissue, facial tissue and paper napkins	62,000
Cascades Tissue Group — Pennsylvania, Ransom and Pittston	Paper towels, bathroom tissue, facial tissue and paper napkins	63,000
Manufacturing
Toronto PM , Ontario	Parent rolls	64,000

Annual Information Form

Annual capacity in
Facilities	Products / Services	short tons
Cascades Tissue Group — Oregon, St-Helens	Parent rolls	77,000
Cascades Tissue Group — Tennessee Inc., Memphis	Parent rolls, bathroom tissue	46,000
Cascades Tissue Group — New York Inc., Mechanicville	Parent rolls	58,000
Converting
Toronto, Ontario	Paper towels, bathroom tissue, facial tissue, paper napkins	N/A
Laval, Québec	Paper napkins	N/A
Cascades Tissue Group — Arizona Inc., Kingman	Paper towels, bathroom tissue, paper hand towels, paper napkins	N/A
Cascades Tissue Group — New York Inc., Waterford	Paper towels, bathroom tissue, paper hand towels, paper napkins	N/A
Best Diamond Packaging, LLC Kinston, North Carolina	Paper hand towels	N/A
Converting
Cascades Tissue Group — IFC Disposables Inc., Brownsville, Tennessee	Industrial wipes	N/A
4.3 Research and Development
Cascades has its own research and development centre («the Centre») located in Kingsey Falls (Québec), composed of a staff of 43 employees. The Centre provides the Cascades business units with product design and development of products and processes in addition to providing technical support for solving production problems and improving quality. Moreover, the Centre is strongly involved in innovation and sustainable development, among others, by its scientific support to the Company’s marketing teams.
The Information Technology Centre develops software in many spheres of activity for Cascades such as accounting, finance, human resources, warehousing logistic, transport management and production management. It has a team of 100 employees. In 2010, the Company made investments of $6 million for the conversion of its information technology system and the implementation of an Enterprise Resource Planning (ERP) system.
4.4 Competitive Conditions
4.4.1 Our Markets
Cascades operates in large, highly competitive markets. Our products and services compete with similar products manufactured and distributed by others both domestically and globally. The success in our markets is influenced by many factors, including price, customer service, geographic location, the quality, breadth and performance characteristics of our products. Given our products, integration level, markets and geographic diversification, we believe that we are well-positioned to compete in our packaging and tissue sectors.
According to RISI, the total U.S. coated recycled boxboard production for folding carton was approximately 2 million tons in 2010, an increase of 2% compared to the previous year. Total coated recycled boxboard production for folding carton capacity in North America totalled approximately 2.1 million tons in 2010. The five largest manufacturers, Graphic Packaging International, RockTenn Company, Cascades Inc., Paperworks Industries, Inc. and Strathcona Paper, accounted for around 90% of total production capacity. In fact, according to the Paper Packaging Council, more than 60% of the U.S. end demand for folding cartons comes from the food and beverage industries.
The total containerboard production in North America was approximately 33.8 million tons of demand in 2010. Total containerboard production capacity in North America totalled approximately 35.4 million tons in 2010 and the five largest manufacturers, International Paper Company, Smurfit-Stone Container Corporation, Georgia-Pacific LLC, Temple-Inland, Inc. and Packaging Corporation of America, accounted for approximately 70% of total production capacity. Total U.S. containerboard production increased by 7% in 2010 as a result of the world economic recovery. However, with respect to demand, while the containerboard market is cyclical and impacted by economic conditions, it tends to be more resilient given that more than 80% of the end demand for corrugated boxes comes from the non durable goods industries according to the Fibre Box Association.
Demand in the U.S. tissue paper market reached approximately 8.2 million tons in 2010. Total tissue production capacity in North America totalled approximately 8.5 million tons in 2009 and the five largest manufacturers, Georgia-Pacific LLC, Kimberly-Clark Corporation, Procter & Gamble Company, Cascades Inc. and Svenska Cellulosa Aktiebolaget (SCA), accounted for approximately 75% of total production capacity. The tissue paper market consists of both the consumer products and away-from-home markets. Shipments of consumer products and away-from-home tissue products totalled approximately 69% and 31%, respectively, of total U.S. tissue paper shipments in 2010. The tissue market is considered to be the most stable paper sector with demand in North America growing at a 2% compound annual growth rate since 1995.

Annual Information Form
4.4.2 Our Competitive Strengths
Leading Market Positions with Environmentally Sustainable Product Focus. We are one of the leaders in Canada and hold one of the leading market positions in the packaging industry in North America. We also are a leading producer of coated boxboard in Europe. We are the sole Canadian public company in Canada active in the tissue sector. We believe our leading market positions and our environmental focus gives us an advantage over many of our competitors. We believe the demand for green products is growing and we are well-positioned to take advantage of the growing environmental trend due to our strengths and diversity of product offerings.
Fully Integrated Recycling Solutions Provider. We are an integrated manufacturer with both downstream recycled paper collection and processing capabilities and upstream manufacturing and converting operations. We have created a “closed-loop system” that enables us to manufacture our products efficiently for our customers. In North America, 36% of the recycled fibers that we use in our products come from our own recovery, converting and other collection facilities. We continually look for opportunities to increase our integration to further ensure the supply of raw materials to our mills and grow the development of our environmentally sustainable products. In September 2009, we announced the acquisition of Yorkshire Paper Corporation and the Canadian assets of Sonoco Recycling. These acquisitions further strengthen our collection capabilities and enable us to more effectively manufacture our products.
Diversified Portfolio of Products, Markets and Geographic Locations. We manufacture and sell a diversified portfolio of packaging, tissue and specialty paper products for commercial, industrial and consumer products end markets in Canada, the United States, Europe and other regions. Our customers include Fortune 500, medium and small-sized companies across a broad range of industries. We believe that our product, geographic and customer diversification help us maintain our operating performance through economic downturns and changing market conditions. The size and diversity of our operations also allow us to cost-effectively serve customers on a regional and multinational basis, reducing delivery times and enhancing customer service.
Strong Presence in Consumer-Oriented End Markets. Our paper packaging, tissue and specialty paper products are sold primarily to consumer-oriented end markets, which tend to be less sensitive to economic cycles. As a result, products sold to these markets tend to exhibit a greater degree of stability and predictability in demand and product prices than products sold to commercial or industrial-oriented end markets. Our participation in consumer-oriented end markets has increased with our focus on selling tissue products. We expect our presence in consumer-oriented end markets to continue to increase over the next several years given our strategic growth priorities and the integration of assets and operations that we acquire similar to our acquisition of Atlantic Packaging’s tissue division, a manufacturer of tissue paper made primarily from recycled fibers, that we completed on August 31, 2009.
4.5 Cycle Components
Cascades is a diversified producer of packaging products and tissue paper with operations in Canada, the United States and Europe. The Company has leading market positions for many of its products in North America and is one of the foremost producers of coated boxboard in Europe.
Although the Company believes that its product, integration level, market, and geographical diversification help to mitigate the adverse effects of industry conditions, the markets, for some of its products, notably containerboard and boxboard, remain cyclical. These markets are heavily influenced by changes in the North American and global economies, industry capacity and inventory levels maintained by customers, all of which affect selling prices and profitability. The Company is also affected by the variation of the Canadian dollar against the U.S. dollar and the Euro, and the effect of the volatility of the costs of the raw materials, particularly recycled fibers.
4.6 Environment
4.6.1 Regulations
The Company’s activities are subject to environmental laws and regulations imposed by various governmental and regulatory authorities in all the countries where it operates. The Company is in compliance, in all material respects, with all applicable environmental legislation and regulations. However, ongoing capital and operating expenses are expected to be incurred to achieve and maintain compliance with applicable environmental requirements. For more information, reference is made to the item “RISK MANAGEMENT”, on page 30 of Management’s discussion and analysis of financial position and operating results in the 2010 Annual Report, which item is incorporated by reference.
In 2010, environmental protection requirements and the application of Cascades’ environmental mission required capital expenditures and led to operating costs as follows :

Country	Capital Expenses	Operating Costs
Canada	$12,570,270	$46,452,029
United States	$321,118	$23,548,333
Europe	$629,772	$5,531,078

Total	$13,521,160	$75,531,440

4.6.2 Environmental Mission
As one of our deeply ingrained values at the Company is protecting the environment, Cascades has adopted an Environmental Mission, which is available on the Company’s web site at www.cascades.com.

Annual Information Form
4.7 Reorganizations
In 2010, no major legal reorganizations were undertaken by Cascades. In the normal course of business, some minor reorganizations of the subsidiaries of the Company could occasionally occur in order to improve the organizational structure, none of them having a material impact on the activities, operations or financial results of the Company.
4.8 Social Policies
The Company has adopted a Code of Ethics (the “Code”), which is meant to provide directors, officers, and employees with general guidelines for acceptable behaviour in all relationships with each other, customers, suppliers, partners, and the communities where the Company operates. Given important legislative changes and the need to update certain chapters, the Code was revised in 2009. A copy of the Code is available upon written request to the Corporate Secretary at the following address:
Cascades inc.
Corporate Secretariat
404, Marie-Victorin Blvd., P.O. Box 30
Kingsey Falls (Québec) J0A 1B0
The Code and the corporate policies referred to in the document are also available on the Company’s website at www.cascades.com.
4.9 Business Risks
We refer the reader to Management’s discussion and analysis of financial position and operating results in the 2010 Annual Report, specifically on page 30, under the heading “RISK MANAGEMENT”, incorporated by reference herein.
Item 5 — Dividends
In 2008, 2009 and 2010, Cascades paid dividends on its Common Shares at the current rate of $0.04 per Common Share per quarter. Other than pursuant to the Indentures, which govern its 6.75%, 7.25%, 7.75% and 7.875% Senior Notes, and the Credit Facilities, there are no material contractual restrictions on Cascades’ ability to declare and pay dividends on its Common Shares.
The dividend amount is reviewed annually by the Board of Directors and is determined taking into account Cascades’ financial situation, its results from operations, its capital requirements and any other factor deemed pertinent by the Board.
Item 6 — Capital Structure
6.1 General description of capital structure
The share capital of the Company is composed of an unlimited number of Common Shares without par value, an unlimited number of Class “A” Preferred Shares without par value which may be issued in series and an unlimited number of Class “B” Preferred Shares without par value which may be issued in series.
The holders of common shares are entitled to the right to vote on the basis of one vote per share at any meetings of shareholders and the right to receive dividends and to share in the remaining assets in the event of a liquidation of the Company. As at March 17, 2011, there were 96,648,365 Common Shares issued and outstanding.
The Class “A” and “B” Preferred Shares are issuable in series and rank equally within their respective classes as to dividends and capital. Registered holders of any series of Class “A” or Class “B” are entitled to receive, in each fiscal year of the Company or on any other basis, cumulative or non-cumulative preferred dividends payable at the time, at the rates and for such amounts and at the place or places determined by the directors with respect to each series prior to the issuance of any Class “A” or Class “B” Preferred Shares. In the event of the liquidation, winding-up or dissolution of the Company or any other distribution of its assets to its shareholders, the holders of Class “A” and “B” preferred shares are entitled to receive, out of the assets of the Company, the amount paid in consideration of each share held by them. The holders of Class “A” and “B” preferred shares are not entitled as such to receive notice of or to attend or to vote at any meetings of shareholders. None of the Class “A” or “B” Preferred Shares of the capital stock of the Company are, as of the date hereof, issued and outstanding.
6.2 Ratings
Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Rating for debt instruments are presented in ranges by each of the rating agencies. The highest quality of securities are rated AAA in the case of Standard & Poor’s (“S&P”) or DBRS, or Aaa in the case of Moody’s Investors Service (“Moody’s”). The lowest quality of securities are rated D in the case of S&P and DBRS, or C in the case of Moody’s.
According to the S&P rating system, notes rated BB, B, CCC, CC, and C are regarded as having from low to significant speculative characteristics. A BB rating indicates the least degree of speculation and C the highest. While such notes will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. Notes rated BBB are less vulnerable for non-payment than other speculative economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. The ratings from AAA to B may be modified by the addition of a plus (+) or minus (-) to show relative standing within the major rating categories.
According to the Moody’s rating system, notes, which are rated Ba, are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class. Moody’s applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Annual Information Form
According to the DBRS rating system, long-term debt rated BB is defined to be speculative and non-investment grade, where the degree of protection afforded interest and principal is uncertain, particularly during periods of economic recession. Entities in the BB range typically have limited access to capital markets and additional liquidity support. In many cases, deficiencies in critical mass, diversification, and competitive strength are additional negative considerations. The absence of either a high or low designation indicates the rating is in the middle of the category.

Credit Risk	Moody’s	S & P	DBRS
Highest quality	Aaa	AAA	AAA
High quality (very strong)	Aa	AA	AA
Upper medium grade (strong)	A	A	A
Medium grade	Baa	BBB	BBB
Lower medium grade (somewhat speculative)	Ba	BB	BB
Low grade (speculative)	B	B	B
Poor quality (may default)	Caa	CCC	CCC
Most speculative	Ca	CC	CC
No interest being paid or bankruptcy petition filed	C	C	C
In default	C	D	D

Source:	Securities Industry and Financial Markets Association and “Dominion Bond Rating Services”
Cascades’ outstanding senior notes received the following ratings by S&P, Moody’s and DBRS respectively:

Rating agency	Rating	Qualitative	Most recent update
S&P	B+	Stable outlook	November 2010
Moody’s	Ba3	Stable outlook	December 2010
DBRS	BB high	Negative outlook	October 2010
It is to be noted that the credit ratings given to the notes by the rating agencies are not recommendations to purchase, hold or sell the notes as such, given these ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgement circumstances so warrant. The Company is not responsible for credit ratings given by the rating agencies.
Item 7 — Market for Securities
7.1 Trading Price and Volume
Cascades’ Common Shares are traded on the Toronto Stock Exchange under the ticker symbol “CAS”. The following table sets forth the market price range, in Canadian dollars, and trading volumes of the Company’s Common Shares on the Toronto Stock Exchange for each month of the most recently completed financial year:
Toronto Stock Exchange — Market price range — Year 2010

Month	High	Low	Market Price Range	Trading Volume
January	9.80	7.78	7.97	6,074,109
February	8.64	7.18	8.20	4,927,826
March	8.56	7.95	8.16	4,945,022
April	8.35	7.85	7.92	4,612,453
May	7.92	5.86	6.87	11,450,728
June	7.07	6.35	6.42	3,285,045
July	7.16	6.11	6.93	2,114,653
August	7.33	6.20	6.31	2,876,387
September	6.74	6.29	6.36	2,822,850
October	6.91	6.31	6.72	5,473,760
November	7.10	5.71	6.10	5,476,639
December	6.74	5.93	6.70	3,657,481
In 2009, in the normal course of business, the Company renewed its redemption program. Purchases began on March 13, 2009 and continued until March 12, 2010. The notice enabled Cascades to acquire up to 4,917,212 Common Shares, representing approximately 5% of the issued and outstanding Common Shares as at March 6, 2009. At the end of this normal course issuer bid, the Company had redeemed 1,031,836 Common Shares at an average weighted cost of $4.55.

Annual Information Form
In 2010, in the normal course of business, the Company renewed its redemption program. Purchases began on March 5, 2010 and continued until March 14, 2011. The notice enabled Cascades to acquire up to 4,848,540 Common Shares, representing approximately 5% of the issued and outstanding Common Shares as at March 5, 2010. At the end of this normal course issuer bid, the Company had redeemed 638,191 Common Shares at an average weighted cost of $7.18.
On March 11, 2011, Cascades announced that the Toronto Stock Exchange accepted its notice of intention to begin a normal course issuer bid in respect of its Common Shares. Purchases pursuant to the normal course issuer bid commenced on March 15, 2011 and will cease on March 14, 2012. The Common Shares purchased shall be cancelled. The notice will enable Cascades to acquire up to 4,830,321 Common Shares, which represents approximately 5% of the 96,606,421 issued and outstanding Common Shares as at March 1, 2011.
Item 8 — Directors and Officers
The Directors of the Company are elected annually to hold office until the next annual general meeting or until a successor is elected or appointed.
8.1 Information concerning Directors
The following table sets out the name and place of residence of each Director, its principal occupation, the year in which he first became a director of the Company, the number of common shares of the Company beneficially owned directly or indirectly by him, the number of deferred share units he holds, if the director sits on boards of directors and committees of other public companies and membership on the committees of the Board of Directors of the Company.
Mr. Bernard Lemaire
Kingsey Falls, Québec (Canada)
Non-Indépendant
Common Shares : 13,714,159
One of the founders of Cascades, Mr. Lemaire is the Executive Vice-Chairman of the Board of the Company and has been a Director since 1964. He was President of the Company from its creation to 1992 and Chairman of the Board from 1992 to 2008. He is also Executive Chairman of the Board of Directors of Boralex Inc., a major private electricity producer whose core business is the development and operation of power stations that generate renewable energy. He serves as a member of the Administrative Committee of both companies. Mr. Lemaire holds an Honorary Doctorate from the École des Hautes Études Commerciales — Montréal and an Honorary Doctorate in Business Administration from the University of Sherbrooke. He is an Officer of the Order of Canada and an Officer of the Ordre national of Québec as well as a Chevalier of the Ordre national of the Légion d’honneur of the French Republic.
Mr. Laurent Lemaire
Warwick, Québec (Canada)
Non-Independent
Common Shares : 11,688,813
One of the founders of Cascades, Mr. Lemaire is Chairman of the Board of Directors of the Company and a member of the Administrative Committee. He held the position of Executive Vice-Chairman of the Board of Directors from 2004 to May 2008 and was President and Chief Executive Officer of the Company from 1992 to 2004. He holds a Masters degree in Commerce and an Honorary Doctorate in Business Administration from the University of Sherbrooke. He is a member of the Board of Directors and of the Audit Committee of Junex Inc., a junior oil and gas exploration company. He also sits on the Board of Directors of Reno de Medici S.p.A., an Italian based public company, manufacturer of coated and recycled boxboard.
Mr. Alain Lemaire
Kingsey Falls, Québec (Canada)
Non-Independent
Common Shares : 4,905,500
One of the founders of Cascades, Mr. Lemaire has been a Director of the Company since 1967 and is the President and Chief Executive Officer. He was Executive Vice-President of the Company from 1992 to 2004 and President and Chief Executive Officer of Norampac Inc. from 1998 to 2004. He serves as a member of the Administrative Committee. A former student of the Institut des pâtes et papiers of Trois-Rivières (Québec), he holds an Honorary Doctorate from the University of Sherbrooke.
Mr. Martin P. Pelletier, Eng., Ph. D
Sillery, Québec (Canada)
Non-Indedendent
Common Shares : 68,054
Differed Share Units: 20,722
Mr. Pelletier, a chemical engineer, is a pulp and paper consultant. He has been a Director of the Company since 1982. Mr. Pelletier was Vice-President and Chief Operating Officer, Containerboard, Norampac Inc., from 1997 to 2000 and held the position of President and Chief Executive Officer of Rolland Inc. (now known as Cascades Fine Papers Group Inc.) from 2000 to 2002. He serves as Chairman of the Environmental, Health and Safety Committee. He sits on the Board of Directors of CO2 Solution, an innovator in the field of enzyme enabled carbon capture.

Annual Information Form
Mr. Paul R. Bannerman
Montréal, Québec (Canada)
Non-Independent
Common Shares : 661,884
Deferred Share Units: 20,722
Mr. Bannerman has been a member of the Board of Directors of Cascades since 1982. He is the founder and the Chairman of the Board of Directors of Etcan International Inc., a pulp and paper sales agency founded in 1978 which is active in the American, European and South American markets. Mr. Bannerman sits on the Board of Directors of a number of private companies and contributes personally and through his private foundation to the advancement of education, health, the arts and community development. He is a graduate of McGill University in political science and economics and holds an M.B.A. from Harvard University.
Mr. André Desaulniers
Andorre (Europe)
Independent
Common Shares : 30,000
Deferred Share Units: 20,722
Mr. Desaulniers has been a Director of Cascades since 1982. He is the Chair of the Corporate Governance and Nominating Committee. His principal occupation is director of Companies and he acquired his knowledge and expertise while acting as Chairman of the Board of Directors of McNeil, Mantha, Inc., an Investment dealer, for 17 years. He also was a member of several audit committees, such as, among others, Chairman of the Audit Committee of the Montréal Stock Exchange Inc. Mr. Desaulniers intends to retire from the Company’s Board of Directors and is not standing for re-election at the next Annual General and Special Meeting of Shareholders of the Company.
Mr. Louis Garneau
St. Augustin-de-Desmaures, Québec (Canada)
Independent
Common Shares : 5,018
Deferred Share Units: 20,722
Mr. Garneau is President of Louis Garneau Sports Inc., a manufacturer and distributor of sports clothing and accessories throughout the world. He has been a Director since 1996 and serves as member of the Human Resources Committee. A former international cycle racer, Mr. Garneau participated in the 1984 Olympic Games in Los Angeles. He is a Chevalier de l’Ordre National of Québec and an Officer of the Order of Canada. In June 2007, he was awarded an honorary doctorate by the Faculty of Administration of the University of Ottawa. In 2008, he received the “Gloire de l’Escolle” medal as a former graduate having honored Université Laval due to the extent of his professional activities and his contribution to society.
Ms. Sylvie Lemaire
Otterburn Park, Québec (Canada)
Non-Independent
Common Shares : 532,287
Deferred Share Units: 20,722
Mrs. Lemaire is a director of companies and has been a Board member of Cascades since 1999. She sits on the board of directors of Fempro I Inc., a manufacturer of absorbent products, and of the board of directors of the Coopérative des travailleurs actionnaire de Fempro I Inc. She has been co-owner of Dismed Inc., a distributor of medical products, and of Fempro Inc., where she was president until 2007. She has held production, research and development and general management positions. She serves as a member of the Environmental, Health and Safety Committee. Mrs. Lemaire holds the degree of Bachelor in Industrial Engineering from the École polytechnique Montréal.
Mr. Laurent Verreault
Verdun, Québec (Canada)
Independent
Common Shares : 98,570
Deferred Share Units: 20,722
Mr. Verreault is Chairman of the Board of Directors and Chief Executive Officer of GLV Inc., a manufacturer of engineered equipment. He has been a Director of Cascades since 2001 and serves as a member of the Audit and of the Human Resources Committees. Mr. Verreault sits on the Board of Directors and is a member of the Human Resources Committee of TMX Group Inc.
Mr. Robert Chevrier
Montréal, Québec (Canada)
Independent
Common Shares : 5,000
Differed Share Units: 20,722
Mr. Chevrier, has been a Director of Cascades since 2003. He is the Chairman of the Audit Committee and also acts as lead Director. He is President of Société de Gestion Roche Inc., a holding and investment company. He is a director and, member of the Audit Committee of Bank of Montreal and Chair of the Pension Fund Society of Bank of Montreal, a director of Compagnie de Saint-Gobain, a company specializing in the production, processing and distribution of materials; director and Chair of the Human Resources Committee of CGI Group Inc., an IT and business process services provider; Chairman of the Board of Directors of Quincailleries Richelieu Ltée, a distributor, importer and manufacturer of specialty hardware. He has held the position of Chairman of the Board of Directors and President and Chief Executive

Annual Information Form
Officer of Rexel Canada Inc. He is a graduate of the University of Concordia and a Fellow of the Canadian Institute of Chartered Accountants.
Mr. David McAusland
Beaconsfield, Québec (Canada)
Independent
Common Shares : 4,000
Differed Share Units: 20,722
Mr. McAusland has been a Director of the Company since 2003 and is a partner in the law firm of McCarthy Tétrault S.E.N.C.R.L.,s.r.l. From 1999 to February 2008, he held among others, the position of Executive Vice-President, Corporate Development and Chief Legal Officer of Alcan Inc., a large multinational industrial company. He is a member of the Corporate Governance and Nominating Committee and Chair of the Human Resources Committee. Mr. McAusland sits on the Boards of Directors of Cogeco Inc., and Cogeco Cable Inc., active in the communications sector where he is a member and Chair of the Corporate Governance Committee and a member of the Strategic Opportunities Committee of both these issuers. He sits on the Board of Directors of Equinox Minerals Ltd., an international exploration and mine development company, where he is a member of the compensation committee and Chair of the Corporate Governance and Nominating Committee of this company. He sits on the Board of Directors of Khan Resources Inc., a uranium exploration and development company, where he is a member of the Audit, Finance and Compensation Committees. He is the Chairman of the Board of Directors of ATS Automation Tooling Systems, a leader in automation manufacturing solutions. In addition, he is a director of not-for-profit organizations such as Centraide of Greater Montreal and Chairman of the Board of the Fondation de l’École nationale du cirque.
Mr. James B.C. Doak
Toronto, Ontario (Canada)
Independent
Common Shares : 10,000
Differed Share Units: 20,722
An economist and chartered financial analyst, Mr. Doak is President and Managing Director of Megantic Asset Management Inc., a Toronto-based investment company, since 2002. Prior thereto, from 1997 to 2002, he held the position of President of Enterprise Capital Management Inc. He is a member of the Audit Committee and of the Corporate Governance and Nominating Committee. Mr. Doak is Chairman of the Board of Directors and a member of the Corporate Governance and Nominating Committee, the Compensation and the Audit and Finance Committees of Khan Resources Inc. a uranium exploration and development company. He is also a director and member of the Audit Committee of Purepoint Uranium Group Inc., an uranium exploration company. He is also a director and Chair of the Audit and Finance Committee of Eurocopter Canada Limited, a subsidiary of Eurocopter, a designer and manufacturer of civil helicopters. He holds a Diplôme d’études collégiales from McGill University and a B.A. in Economics from the University of Toronto.
Mr. Georges Kobrynsky
Outremont, Québec (Canada)
Independent
Common Shares : 0
Differed Share Units: 0
Mr.Kobrynsky is a Director of companies. He is member of the Audit and Environment, Health and Safety Committees. He held the position of Senior Vice-President, Investments, Forest Products of the Société générale de financement du Québec from 2005 to 2010. Mr. Kobrynsky has also held for more than 30 years, various senior positions at Domtar Inc., including Senior Vice-President, Pulp and Paper Sales, Marketing and Customer Relations Group from 2001 to 2005 and Senior Vice-President, Communication Papers Division from 1995 to 2001. He sat on the Board of Directors of Norampac Inc., from 1998 to 2006. He also holds a Master of Business Administration from McGill University, a Bachelor’s degree in Forest Engineering from Université Laval and a Bachelor of Arts from the Université de Montréal. Mr. Kobrynsky is a member of the Board of Directors of Supremex Inc., a Canadian manufacturer of stock and custom envelopes of which he is a member of the Audit Committee and Chair of the Compensation, Corporate Governance and Nominating Committee. He is a member of the Board of Fibrek Inc., a leading producer and marketer of premium virgin and recycled kraft market pulp where he is a member of the Governance and Human Resources Committee.
8.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the Company’s knowledge, no director or executive officer of the Company and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:
a) is or has been in the past ten years before the date of this Annual Information Form a director or executive officer of any other company that, while that person was acting in that capacity,
i) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemption under securities legislation for a period or more than 30 consecutive days;
ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the other issuer access to any exemption under securities legislation for a period of more than 30 consecutive days; or
iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets;
b) was subject to court-imposed penalties or sanctions relating to securities legislation or by a securities regulatory authority, or entered into a settlement agreement with such authority; or

Annual Information Form
c) was subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
To the Company’s knowledge, no director or officer of the Company and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons, has within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or its assets.
Furthermore, to the knowledge of the Company, no proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.
8.3 Information concerning Executive Officers

Executive Officers	Occupation in the Company

Laurent Lemaire Warwick (Québec)	Chairman of the Board of Directors

Bernard Lemaire Kingsey Falls (Québec)	Executive Vice-Chairman of the Board of Directors

Alain Lemaire Kingsey Falls (Québec)	President and Chief Executive Officer

Mario Plourde Kingsey Falls (Québec)	Chief Operating Officer of the Company and President and Chief Operating Officer of Specialty Products Group

Allan Hogg Kingsey Falls (Québec)	Vice-President and Chief Financial Officer

Christian Dubé Sutton (Québec)	Vice-President, Business Development

Maryse Fernet Kingsey Falls (Québec)	Vice-President, Human Resources

Claude Cossette Kingsey Falls (Québec)	Vice-President, Organizational Development

Jean-Luc Bellemare Kingsey Falls (Québec)	Vice-President, Corporate Procurement and Internal Consultant — IT

Dominic Doré Mont-Saint-Hilaire (Québec)	Vice-President, Information Technology

Hubert Bolduc Montreal (Québec)	Vice-President, Communications and Public Affairs

Léon Marineau Kingsey Falls (Québec)	Vice-President, Environment

Robert F. Hall Sherbrooke (Québec)	Vice-President, Legal Affairs and Corporate Secretary

Suzanne Blanchet Candiac (Québec)	President and Chief Executive Officer, Tissue Group

Marc-André Dépin Boucherville (Québec)	President and Chief Executive Officer, Containerboard and Boxboard Group (Norampac)
During the past five years, each of the Executive Officers of the Company have been engaged in their present principal occupations or in other executive capacities for the Company or with related or affiliated companies indicated opposite their name.
Mr. Dominic Doré was appointed Vice-President, Information Technology on February 3, 2010. He previously held the position of Corporate Director, Information Technology for Norampac since 2005.
Mr. Allan Hogg was appointed Vice-President and Chief Financial Officer on May 14, 2010. Since 2003, he has held consecutively the positions of Corporate Controller and Treasurer, Director of Finance and Treasurer, and Vice President, Finance of the Company.

Annual Information Form
Mr. Christian Dubé was appointed Vice President, Business Development on May 14, 2010. Prior thereto, he was Vice President and Chief Financial Officer of the Company since 2004.
Mr. Mario Plourde was appointed Chief Operating Officer of the Company on February 23, 2011. He will retain responsibility for managing the Specialty Products Group until his successor has been chosen.
As at December 31, 2010, the Directors and Executive Officers of the Company beneficially owned as a group, or exercised control or direction over, directly or indirectly, 32,109,098 Common Shares representing 33.2% of the Common Shares issued and outstanding.
Item 9 — Legal Proceedings
In the normal course of operations, the Company is party to various legal actions and contingencies, mostly related to contracts disputes, environmental and product claims, and labour issues. While the final outcome with respect to legal actions outstanding or pending as at December 31, 2010 cannot be predicted with certainty, it is management’s opinion that the outcome will not have a material adverse effect on the Company’s consolidated financial position, results of its operations or its cash flows.
Item 10 — Transfer Agent and Registrar
Cascades’ transfer agent and registrar is Computershare Investor Services Inc. (“Computershare”), having its place of business in Montréal, Québec, Canada at 1500 University Street, 7th Floor. The register of transfers of the Common Shares of the Company maintained by Computershare is located in the same office in Montreal.
Item 11 — Material Contracts
The only material contracts entered into during the year ended December 31, 2010 or in prior years that are still in effect and filed on SEDAR and EDGAR are :
Credit agreement, dated December 29, 2006, among Cascades Inc., Cascades USA Inc., Cascades Europe SAS, Cascades Arnsberg GmbH, The Bank of Nova Scotia, National Bank of Canada, Canadian Imperial Bank of Commerce, and a syndicate of lenders named therein, as lenders, as amended as of June 27, 2007, March 27, 2008, May 22, 2008 and February 13, 2009 (the “Credit Agreement”). The Credit Agreement has been amended and restated on February 10, 2011. Upon the terms of the amended and restated Credit Agreement, the revolving and term credit facilities were consolidated into a new $750 million revolving credit facility maturing in February 2015.
Indenture dated December 3, 2009, among Cascades, the Subsidiary Guarantors party thereto and The Bank of Nova Scotia Trust Company of New York, as trustee, pursuant to which Cascades issued 7 3/4% Senior Notes due 2017.
Indenture dated December 3, 2009, among Cascades, the Subsidiary Guarantors party thereto and Computershare Trust Company of Canada, as trustee, pursuant to which Cascades issued 7 3/4% Senior Notes due 2016.
Indenture dated December 23, 2009, among Cascades, the Subsidiary Guarantors party thereto and The Bank of Nova Scotia Trust Company of New York, as trustee, pursuant to which Cascades issued 7 7/8% Senior Notes due 2020.
Item 12 — Interests of Experts
PricewaterhouseCoopers LLP, Chartered Accountants (“PwC”), are the Independent Auditors of the Company who have issued the independent auditor’s report dated March 14, 2011 in respect of the Company’s consolidated financial statements with accompanying notes as at and for the years ended December 31, 2010 and 2009 and for each of the periods in the three- year period ended December 31, 2010. PwC has advised that they are independent with respect to the Company within the meaning of the Code of Ethics of the Ordre des comptables agréés du Québec.
Item 13 — Audit Committee
13.1 Composition and mandate
The Audit Committee is composed of Messrs Robert Chevrier, Chairman, Laurent Verreault, James B.C. Doak and Georges Kobrynsky. The Committee is governed by a charter which is attached to this AIF as Schedule A. The Company has adopted a Code of Ethics (the “Code”) which was revised in 2009 that applies to all directors, officers and employees. The Code is posted on Cascades’ website at www.cascades.com. All the members of the Committee are independent in accordance with the definition provided in section 1.4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators and are financially literate.
13.2 Relevant Education and Experience of the Members
The following describes the relevant education and experience of each member of the Audit Committee that provides him with (a) an understanding of the accounting principles used by the Company to prepare its financial statements, (b) the ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising one or more persons engaged in such activities and (d) an understanding of internal controls and procedures for financial reporting.

Annual Information Form

Name of Committee Member	Relevant Education and Experience

Robert Chevrier	Mr. Chevrier is a Fellow of the Institute of Chartered Accountants. He sits on the Boards of other Canadian listed companies and on other Audit Committees. His education and experience allows him to have a good understanding of the accounting principles used by the Company and he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those issues that can reasonably be expected to be raised by the Company’s financial statements.

Laurent Verreault	As Chairman of the Board of Directors and Chief Executive Officer of GLV Inc., a manufacturer of engineered equipment, primarily focused on the production of equipment for the pulp and paper industry, Mr.Verreault is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Company’s financial statements. He is a member of the Board of Directors of Group TMX Inc.

James B.C. Doak	An economist, Mr. Doak has more than 20 years of experience as a chartered financial analyst and is a past President and Director of the Toronto CFA Society. He has been a Board member of several public companies, namely, PetroKazahstan Inc., Superior Propane Inc., and Spar Aerospace Inc. He has held senior positions with ScotiaMcLeod Inc., First Marathon Securities Ltd. and McLeod Young Weir Ltd., and was the founder of Enterprise Capital Management Inc., where he served as President until 2002. He is President and Managing Director of Megantic Asset Management Inc., an investment company.

Georges Kobrynsky	Mr.Kobrynsky is a Director of companies and held the position of Senior Vice-President, Investments, Forest Products of the Société générale de financement du Québec from 2005 to 2010. He has also held for more than 30 years, various senior positions at Domtar Inc. Mr. Kobrynsky is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Company’s financial statements. He is a member of the Board of Directors and of the Audit Committee of Supremex Inc.
13.3 External Auditors Services Fees
The following table sets out the fees incurred and paid to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., chartered accountants, in Canadian dollars in the past two fiscal years for various services provided to the Company and its subsidiaries :

	Fees
Fees	December 31, 2009	December 31, 2010

Audit Fees (1)	$2,111,019	$2,010,910
Audit-Related Fees (2)	$766,136	$899,084
Tax Fees (3)	$446,454	$278,969
Other Fees (4)	N/A	N/A

Total	$3,323,609	$3,188,963

(1)	Professional services provided in connection with statutory and regulatory filings and audit of the annual financial statements of the Company.

(2)	Professional services related to auditing as well as consultations on accounting and regulatory matters.

(3)	Professional services regarding compliance with income tax laws.

(4)	Various other services.
13.4 Policies and Procedures for the Engagement of Audit and Non-Audit Services
The Company’s Audit Committee (the “Committee”) has adopted a Pre-approval Policy and Procedures for services provided by external auditors, (the “Policy”) which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by external auditors are pre-approved. Under the terms of the Policy, services, which involve annual fees of less than $35,000, are pre-approved. The Committee has delegated to the Chairman of the Committee pre-approval authority for any services not previously approved by the Committee, which involve the payment of unbudgeted fees in excess of $35,000 up to a maximum of $50,000. Services, which involve fees of more than $50,000, require pre-approval of all the members of the Committee.
Item 14 — Additional Information
Additional information, including Directors’ and Senior Officers’ remuneration and indebtedness, principal holders of the securities of Cascades and options to purchase securities, and interests of insiders in material transactions, if any, is contained in the Management Proxy Circular dated March 17, 2011 for the annual general and special meeting of shareholders.
Also, additional financial information pertaining to the fiscal year ended December 31, 2010 including Management’s Discussion and Analysis is presented in the Company’s 2010 Annual Report.
In addition, the following documents may be obtained, upon written request, from the Company’s Corporate Secretary:
(a) When Cascades is in the course of a distribution of its securities pursuant to a short form prospectus or has filed a preliminary short form prospectus in respect of a proposed distribution of its securities:

Annual Information Form
i) one copy of the latest Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;
ii) one copy of the latest Annual Report of the Company, a copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying Auditor’s report, and the Management’s Discussion and Analysis of Financial Position and Operating Results and one copy of any interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;
iii) one copy of the Company’s Management Proxy Circular in respect of its most recent Annual General Meeting of Shareholders that involved the election of Directors ; and
iv) one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or
(b) at any other time, a copy of the documents referred to in a) i) to iii) above, may be obtained from the Corporate Secretary of the Company, at the address indicated below, provided that the Company may require the payment of a reasonable fee if the request is made by a person or company who is not a security holder of Cascades.
Most of the above-mentioned information relating to the Company may be found on SEDAR at www.sedar.com and on the Company’s website at www.cascades.com.
Cascades Inc.
Corporate Secretary
404 Marie-Victorin Blvd., P.O. Box 30
Kingsey Falls, Québec J0A 1B0
Telephone: (819) 363-5100
Telecopier: (819) 363-5127

SCHEDULE A
CHARTER OF THE
AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS OF CASCADES INC. ( the “Company»)
1. Purpose
The purpose of this charter is to describe the role of the Audit Committee (the « Committee ») as well as its duties and responsibilities delegated by the Board of Directors (« the Board »). The main duty of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the following issues: the quality and integrity of the Company’s financial statements;
•	accounting and financial reporting process;

•	systems of internal accounting and financial controls;

•	external auditors qualifications, independence and performance;

•	internal audit function and process;

•	the Company’s compliance with legal and regulatory requirements;

•	fulfill any other responsibilities assigned to it from time to time by the Board.
2. Division of responsibilities
In carrying out the duties of the Committee described in this charter, the members of the Committee recognize that its function is to oversee the Company’s financial reporting process on behalf of the Board as well as to report its activities regularly to the Board. Management of the Company is responsible for the preparation, the presentation and the integrity of the Company’s financial statements and for the effectiveness of internal control over financial reporting.
Management and the internal audit service are responsible for maintaining appropriate accounting and financial reporting principles and policies as well as internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The auditors are responsible for planning and carrying out audits of the Company’s annual and interim financial statements and annually auditing management’s assessment of the effectiveness of internal control over financial reporting and other auditing procedures.
In performing their duties, the members of the Committee must have open and free discussions with the Board, the external auditors, the internal auditor and management of the Company.
3. Composition and organization
The Committee shall be composed of a minimum of three directors, as appointed by the Board at its first meeting following the annual shareholders meeting. Each member must be an unrelated or independent director.
Each Committee member must be financially literate and at least one member must have accounting or related financial management expertise, as determined by the Board.
The Committee will appoint one of its members as Chairman and the Secretary or Assistant-Secretary of the Company or the person designated as Secretary will be secretary for all meetings of the Committee and will keep minutes of the Committee’s deliberations.
4. Meetings and resources
The Committee shall meet at least four times a year, or more frequently if circumstances so dictate. By virtue of its mandate to foster open relations, the Committee shall also meet separately and in camera for discussions with the internal auditor, management and with the external auditors, as required.
The Committee shall establish its own rules and procedures (subject to any specific guidelines from the Board) and shall meet at the place and in accordance with the terms prescribed by its rules. A quorum shall not be less than a majority of the members of the Committee.
The Chairperson of the Committee determines the agenda for each meeting in consultation with the Vice-President and Chief Financial Officer, the Secretary and the Internal Auditor. The agenda and supporting documentation are distributed to the members of the Committee within a reasonable timeframe prior to the meetings.
The Chairman of the Committee shall report quarterly and when required to the Board on the Committee’s

CHARTER OF THE
AUDIT COMMITTEE
activities and will make recommendations concerning all matters it deems necessary or appropriate.
The Committee shall at all times have direct access to management, to the internal auditor and to the external auditors in order to seek explanations or information on specific questions.
The Committee shall have the resources and the authority appropriate to carry out its duties, including the authority to retain, as it deems necessary, counsel and other external consultants and to set and pay their compensation, without further Board approval.
In carrying out its duties and to meet its responsibilities, the Committee shall examine the books and relevant accounts of the Company, its divisions and its subsidiaries.
5. duties and responsibilities
In addition to, the above-mentioned responsibilities, the Committee shall address the following questions:
5.1 Financial reporting
•	Monitor the quality and integrity of the Company’s accounting and financial reporting system through discussions with management, the external auditors and the internal auditor;

•	Review with management and the external auditors the annual audited financial statements of the Company, including the information contained in management’s discussion and analysis, related press releases and the external auditors report on the annual financial statements prior to public disclosure and filing with the Securities Administrators;

•	Review the unaudited interim financial statements, including management’s discussion and analysis for each interim period of the fiscal year and related press releases prior to public disclosure and filing with the Securities Administrators;

•	Review the financial information contained in prospectuses, offering memoranda, the annual information form and other reports that include audited or unaudited financial information submitted for approval by the Board;

•	Review with the external auditors and management, the quality, appropriateness and disclosure of the Company’s accounting principles and policies, the underlying assumptions and reporting practices, and any proposed changes thereto;

•	Review financial analyses and other written communications prepared by management, the internal auditor or external auditors, setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative generally accepted accounting principles methods
(« GAAP ») on the financial statements;

•	Verify the compliance of management certification of financial reports with applicable legislation;

•	Review important litigation and any regulatory or accounting initiatives that could have a material effect upon the Company’s financial situation or operating results and the appropriateness of the disclosure thereof in the documents reviewed by the Committee;

•	Review the results of the external audit, and any significant problems encountered in the performance of the audit, and management’s response or action plan related to any management letter issued by the external auditors.
5.2 Risk management and internal control
•	Periodically receive management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control;

•	Review insurance coverage for the Company annually and as may otherwise be appropriate;

•	Review the Company’s risk assessment and risk management policies, including the Company’s policies regarding hedging, investment and credit; review significant capital costs and other major expenditures, related party transactions and any other transactions which could alter the Company’s financial or corporate structure, including off-balance sheet items;

CHARTER OF THE
AUDIT COMMITTEE
•	Assist the Board in carrying out its responsibility for ensuring that the Company is compliant with applicable legal and regulatory requirements;

•	While ensuring confidentiality and anonymity, establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, including employee concerns regarding accounting or auditing matters.

•	Periodically review with the Board, the external and internal auditors, and members of management, the Company’s anti-fraud program and practices.
5.3 Internal Audit Function
•	Review with management, the internal audit staff qualifications and experience and, if required, recommend the appointment or replacement of the internal auditor;

•	Regularly assess the internal audit function’s performance, its responsibilities, its staffing, budget and the compensation of its members;

•	Annually review the internal audit plan;

•	Undertake private discussions with the internal auditor to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the external auditors, and any unresolved differences of opinion or disputes.
5.4 External Auditors
•	Recommend to the Board, the appointment of the external auditors and, if appropriate, their removal (in both cases, subject to shareholder approval), evaluate and compensate them and assess their qualifications, performance and independence;

•	Ensure that as representatives of the shareholders, the external auditors report to the Committee and to the Board;

•	Approve all auditing services provided by the external auditors and determine and approve in advance non audit services provided, in compliance with applicable legal and regulatory requirements;

•	Discuss with the external auditors the quality and not just the acceptability of the Company’s accounting principles but also the quality of those principles, including: i) all critical accounting policies and practices used ; ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use as well as; iii) any other material written communications between the Company and the external auditors, including any disagreement or unresolved differences of opinion between management and the external auditors that could have an impact on the financial statements;

•	Review at least once a year the external auditors report stating all relationships the external auditors have with the Company and confirming their independence, and holding discussions with the external auditors as to any relationship or services that may impact the quality of the audit services or their objectivity and independence;

•	Review the Company’s hiring policies for employees or former employees of the external auditors.
5.5 Performance Evaluation of the Committee
•	Prepare and review, with the Board, an annual performance evaluation of the Committee and its members and assess once a year, the adequacy of its mandate and, if required, make recommendations to the Board.